UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 17, 2019

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

As previously disclosed, in March and April 2019, Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) entered into sale and leaseback agreements with AVIC International Leasing Co., Ltd. (the “AVIC I Leasing Agreements”) for $103.2 million in order to finance five product tankers. Amounts owed under the AVIC I Leasing Agreements are repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a final balloon payment of $39.7 million to be repaid on the last repayment date. The AVIC I Leasing Agreements mature in March and April 2026, respectively, bear interest at LIBOR plus 350 bps per annum, and require compliance with certain financial covenants in line with the other credit facilities of the Company.

In September 2019, Navios Acquisition entered into sale and leaseback agreements with AVIC International Leasing Co., Ltd. (the “AVIC II Leasing Agreements”) for $47.2 million in order to finance three product tankers. Amounts owed under the AVIC II Leasing Agreements are repayable in consecutive quarterly installments ranging from $0.5 million to $1.4 million each, with final balloon payments of $19.2 million in total to be repaid on the last repayment date of each respective agreement. The AVIC II Leasing Agreements mature in September 2023 and September 2026, respectively, and bear interest at LIBOR plus a margin ranging from 350 bps to 360 bps per annum. The AVIC II Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. The net proceeds of the AVIC II Leasing Agreements were used to partially prepay the Company’s $205.0 million Term Loan B (the “Term Loan B”).

In August 2019, Navios Acquisition entered into a five-year sale and leaseback agreement with an unrelated third party (the “Third-Party Leasing Agreement”) for $15.0 million to finance one product tanker. Amounts owed under Third-Party Leasing Agreement are repayable over the five years in consecutive monthly installments of $0.2 million each and bear effective interest at LIBOR plus 345 bps per annum. The net proceeds of the Third-Party Leasing Agreement were used to partially prepay the Term Loan B.

On October 8, 2019, a subsidiary of Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG (the “Loan Agreement”) of up to $31.8 million to finance one Medium Range 2 product tanker. The Loan Agreement is repayable in four quarterly installments of $0.85 million each, with a final balloon payment of $28.4 million repayable on the last repayment date. The Loan Agreement bears interest at a rate of LIBOR plus 280 bps per annum. Navios Acquisition expects to use the net proceeds of the Loan Agreement to partially prepay the Term Loan B.

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company has two Very Large Crude Carriers (“VLCCs”) chartered to COSCO Dalian, the Shinyo Saowalak and the Shinyo Kieran, through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Both charter contracts have since been terminated and the two vessels are now employed in the open market.

On October 16, 2019, Navios Acquisition entered into sale and leaseback agreements with Bank of Communications Financial Leasing Company (the “BoComm Leasing Agreements”) for $90.8 million in order to finance six product tankers. Amounts owed under the BoComm Leasing Agreements are repayable in consecutive quarterly installments ranging from $0.4 million to $0.5 million each, with final balloon payments ranging from $3.3 million to $4.9 million in total, to be repaid on the last repayment date of each respective agreement. The BoComm Leasing Agreements mature in October 2022, October 2024 and October 2027, respectively, and bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum. The BoComm Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. The net proceeds of the BoComm Leasing Agreements were used to partially prepay the Term Loan B.

On October 17, 2019, two subsidiaries of Navios Acquisition entered into new time charter contracts with forward delivery dates. A 2010-built VLCC has been chartered to a major charterer for 62 - 74 months at charterers’ option with delivery on November 2019 at a gross base rate of $49,388 per day with profit sharing arrangements. A 2008-built VLCC has been chartered to a major charterer for 74 - 86 months at charterers’ option with delivery between December 2019 and February 2020 at a gross base rate of $49,388 per day with profit sharing arrangements.

We expect to have 13,999 available days in 2020, 3,751 days of which relate to VLCCs, and 10,248 to product and chemical tankers. Regarding the VLCC available days: 91 days are fixed on based rate, 1,483 days are fixed on contracts with profit sharing arrangements, 366 days are fixed on floating rates, and 1,811 days are not contracted. Regarding the product and chemical tankers available days: 2,252 days are fixed on based rate, 579 days are fixed on contracts with profit sharing arrangements, 72 days are fixed on floating rates, and 7,345 days are not contracted. Consequently, 68.5% (or 9,594 days) of the expected available days in 2020 are either not contracted or contracted on floating rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: October 17, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer